
RECEIVED
MAR 0 1 2002



02003880

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 40218

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

3/6/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ROYAL ALLIANCE ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
733 THIRD AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BETTYANN SULLIVAN (212) 551-5712
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, BETTYANN SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROYAL ALLIANCE ASSOCIATES, INC., as of DECEMBER 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Senior Vice President & CFO

Title



Notary Public

ANDREW P. NOWACK
Notary Public, State of New York
No. 02NO6029405
Qualified in Nassau County
Commission Expires August 16, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 01 2002

ROYAL ALLIANCE ASSOCIATES, INC.

(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ROYAL ALLIANCE ASSOCIATES, INC.

(An indirectly wholly owned subsidiary of American International Group, Inc.)

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of
Royal Alliance Associates, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Royal Alliance Associates, Inc. (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statement, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

January 24, 2002

ROYAL ALLIANCE ASSOCIATES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$19,511,463
Receivables:	
Brokers and dealers	27,400,039
Agents	7,455,283
Other	534,822
Securities owned held at clearing broker, at market value	2,138,855
Furniture, equipment, leasehold improvements and software, at cost, less accumulated depreciation and amortization of $7,485,871	4,664,295
Prepaid expenses	2,628,667
Goodwill and other intangible assets, less accumulated amortization of $2,031,048	8,586,424
Deferred income taxes	14,161,000
Total assets	$87,080,848

LIABILITIES AND SHAREHOLDER'S EQUITY

Commissions payable	$12,059,080
Accounts payable, accrued expenses and other liabilities	4,202,514
Accounts payable to affiliated companies	2,205,873
Taxes payable	3,111,294
Securities sold, not yet purchased, at market value	59,880
Total liabilities	21,638,641
Subordinated note	4,500,000
Shareholder's equity:	
Common stock, $.10 par value; 1,500,000 shares authorized; 100,000 shares issued and outstanding	10,000
Additional paid-in capital	10,000,830
Retained earnings	50,931,377
Total shareholder's equity	60,942,207
Total liabilities and shareholder's equity	$87,080,848

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Royal Alliance Associates, Inc. (the "Company") is a direct subsidiary of Sun Royal Holdings Corporation, which is a direct subsidiary of Saamsun Holdings Corp., which is a direct subsidiary of Anchor National Life Insurance Company, which is a direct subsidiary of SunAmerica Life Insurance Company, which is a direct subsidiary of SunAmerica Inc. (the "Parent"), which is a direct wholly-owned subsidiary of American International Group, Inc. ("AIG").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is also a registered investment advisor under the Investment Advisors Act of 1940. The Company's primary business is the sale of financial products through its independent sales force (agents). The Company clears all transactions through another broker-dealer on a fully disclosed basis.

Cash and cash equivalents

For purposes of the statement of financial condition, the Company considers all money market funds to be cash equivalents.

Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased, are held at market value.

Furniture, equipment, leasehold improvements and software

Furniture, equipment, leasehold improvements and software are recorded at cost, net of accumulated depreciation and amortization, which are provided on a straight-line basis over the useful lives of the assets, currently estimated to be three to five years.

Goodwill and other intangible assets

A portion of goodwill represents the excess of the purchase price of the Company paid by the Parent over the fair value of identifiable assets acquired in 1990 and is being amortized on a straight line basis over a period of 25 years.

The remainder of goodwill represents the amounts paid to affiliates in the current and prior years at book value in connection with the transfer from such affiliates to the Company of licensed registered representatives and registered investment advisors. The amount represents the historical carrying value of the intangible assets established by the affiliates upon the acquisition of the predecessor organization with whom these individuals were associated. The goodwill is being amortized on a straight-line basis over a period of 25 years.

The Company elected to adopt SFAS No. 142, *Goodwill and Intangible Assets,* with effect for the financial year beginning January 1, 2002. Under the new standard, all goodwill, including goodwill acquired before initial application of the standard will not be amortized but will be tested for impairment at least annually. Approximately $393,000 of goodwil amortization was recorded by the Company in 2001. Intangible assets other than goodwill will be amortized over their useful lives and reviewed for impairment. The Company is currently evaluating the potential impact on its financial position.

Income taxes
The Company is included in the consolidated Federal income tax return filed by Saamsun Holdings Corp. Income taxes have been calculated as if the Company filed a separate return.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTIES:

The following is a summary of the significant transactions with affiliated companies as of December 31, 2001. As indicated below, the Company had significant transactions with related parties, the terms of which may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

The Company has an agreement whereby certain direct expenses, primarily payroll, employee benefit costs and insurance, paid by affiliates on the Company's behalf are reimbursed by the Company. Additionally, certain direct expenses, primarily telecommunications, systems and data processing costs, incurred by the Company on behalf of affiliates are reimbursed by such affiliates. The Company also provides and receives various services to and from affiliates for which no costs are allocated.

The Company earned substantial commission revenues from sales of mutual funds and variable and fixed annuity products, which are sponsored by affiliates. The Company also earned commissions from an affiliate for the referral of private investor accounts.

The Company invests in a money market fund managed by an affiliate.

At December 31, 2001, the subordinated note is payable to the Parent. The note has been approved by the National Association of Securities Dealers, Inc. for inclusion in computing net capital pursuant to the Securities and Exchange Commission's net capital rule. The note bears an interest rate of 8%, with a maturity date of September 23, 2003. The subordinated note payable may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's capital requirements governing the withdrawal of subordinated liabilities.

NOTE 3 - SECURITIES OWNED HELD AT CLEARING BROKER AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned held at clearing broker and securities sold, not yet purchased, at December 31, 2001, are summarized as follows:

	Owned	Sold, Not yet Purchased
Equity securities	$ 24,936	$54,701
Debt securities issued by the U.S. Treasury and other U.S. Government corporations and agencies	1,067,661	
Debt securities issued by states of the United States and political subdivisions of the states	433,945	5,179
Corporate debt securities	612,313	
	$2,138,855	$59,880

The clearing broker can rehypothecate the securities held.

NOTE 4 - FURNITURE, EQUIPMENT, LEASEHOLD IMPROVEMENTS AND SOFTWARE:

At December 31, 2001, furniture, equipment, leasehold improvements and software is composed of the following:

Computer equipment	$ 2,853,289
Computer software	6,452,146
Furniture and fixtures	342,750
Leasehold improvements	2,501,981
	12,150,166
Less: Accumulated depreciation and amortization	(7,485,871)
	$ 4,664,295

NOTE 5 - EMPLOYEE BENEFIT PLAN:

The Parent maintains a 401(k) profit-sharing plan covering substantially all of the employees of the Company. The Company's contributions to the 401(k) plan are based upon a percentage of employee contributions.

NOTE 6 - INCOME TAXES:

Deferred income taxes are due from the Parent and reflect the net tax effects of temporary differences between the amounts reported for financial reporting purposes and the amounts used for tax reporting purposes. The significant components of the deferred income tax asset at December 31, 2001 are as follow:

Effects of deferred compensation plan	$11,318,000
Fixed assets	1,189,000
Legal fee reserve	1,188,000
Other	466,000
	$14,161,000

There is no valuation allowance for the deferred tax asset because management believes it to be fully realizable.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

At December 31, 2001, the Company has lease commitments, principally under joint and several obligations with affiliates, for long-term non-cancelable operating leases which expire on various dates through 2005 and thereafter as follows:

Year ending December 31, 2001	
2002	$ 2,562,533
2003	2,375,319
2004	2,334,718
2005	2,338,442
2006	2,338,442
Thereafter	389,741
	$ 12,339,195

The Company's proportionate obligation for the remaining non-cancelable life of the lease is $6,749,000.

There are certain legal actions pending against the Company. In the opinion of management, based upon consultation with legal counsel, such actions will be resolved with no material adverse effect on the financial condition of the Company.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 9 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method, which requires maintenance of minimum net capital of the greater of $250,000 or two percent of aggregate debit items. At December 31, 2001, the Company had net capital, as defined, of $9,859,828 which exceeded its requirement of $250,000 by $9,609,828.